Filed pursuant to Rule 433
Registration Statement No. 333-162357
March 23, 2010
LINN ENERGY, LLC
The following information supplements the Preliminary Prospectus Supplement dated March 22, 2010, and is filed pursuant to Rule 433, under Registration No. 333-162357

Issuer:	Linn Energy, LLC

Units offered:	15,000,000 Units Representing Limited Liability Company Interests (plus 30-day over-allotment option for up to 2,250,000 additional units)

Offering Price:	$25.00 per unit

Gross Proceeds:	$375,000,000
We have been advised by the underwriters that, prior to purchasing the units being offered pursuant to the prospectus supplement, on March 23, 2010, one of the underwriters purchased, on behalf of the syndicate, 106,258 units at an average price of $25.00 per unit in stabilizing transactions.
Revised Offering Size:
The “Offering” on page S-9 of the preliminary prospectus supplement is revised as follows:

Units Offered by Linn Energy, LLC	15,000,000 units, or 17,250,000 units if the underwriters exercise in full their option to purchase an additional 2,250,000 units.

Units Outstanding after the Offering(1)	145,554,909 units, or 147,804,909 units if the underwriters exercise in full their option to purchase an additional 2,250,000 units.

(1)	Based on the number of units outstanding on February 28, 2010.
Revised Capitalization:
The “Capitalization” on page S-17 of the preliminary prospectus supplement is revised as follows:
CAPITALIZATION
     The following table sets forth our consolidated capitalization at December 31, 2009:
•	on an historical basis;

•	on an adjusted basis, giving effect to the sale of units in this offering at a price of $25.00 per unit, assuming no exercise of the underwriters’ option to purchase additional units, and the application of all of the estimated $359.5 million of net proceeds from this offering to fund the $330.0 million contract price of the pending HighMount Michigan acquisition and to repay $29.5 million of indebtedness outstanding under our revolving credit facility; and

•	on an as further adjusted basis, giving effect to the issuance of $500.0 million aggregate principal amount of our 2020 notes, the application of all of the estimated $489.5 million of net proceeds from the same to unwind approximately $50.0 million of outstanding interest rate swaps, to fund $16.0 million in financing fees associated with the proposed amendment to our revolving credit facility and to repay indebtedness outstanding under our revolving credit facility.

     The following table is unaudited and should be read together with “Use of Proceeds,” our historical financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2009.

	At December 31, 2009
			As Further
		As Adjusted	Adjusted
		for this	For The Notes
	Historical	Offering(a)(b)	Offering(a)
	(in thousands)
Cash and cash equivalents	$22,231	$22,231	$22,231

Long-term debt:
Revolving credit facility(c)	$1,100,000	$1,070,475	$647,025	(d)
2017 notes, net	238,275	238,275	238,275
2018 notes, net	250,556	250,556	250,556
2020 notes, net	—	—	500,000	(d)

Total long-term debt, net	1,588,831	1,559,306	1,635,856
Total unitholders’ capital	2,452,004	2,811,529	2,761,529	(e)

Total capitalization	$4,040,835	$4,370,835	$4,397,385

(a)	Does not reflect the use of $21.6 million in cash and additional borrowings under our revolving credit facility of $115.0 million on January 29, 2010 in connection with the Merit Acquisition.

(b)	We intend to use $330.0 million of the net proceeds we receive from this offering to fund the pending HighMount Michigan acquisition. Pending the use of proceeds for such purpose, we intend to repay indebtedness outstanding under our revolving credit facility, which is not reflected in the table above.

(c)	As of February 28, 2010, we had total borrowings of approximately $1.27 billion outstanding under our revolving credit facility.

(d)	Assumes the 2020 notes are issued at par.

(e)	The estimated realized loss for the unwind of approximately $50.0 million of our outstanding interest rate swaps is reflected as a reduction to total unitholders’ capital.
On October 6, 2009, the issuer filed a registration statement on Form S-3ASR with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was effective upon filing. Before you invest, you should read the prospectus supplement and the accompanying base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying base prospectus if you request it by calling 1-888-603-5847 (Barclays Capital Inc.), 1-800-831-9146 (Citigroup Global Markets Inc.), 1-212-428-6670 (RBC Capital Markets Corporation), 1-888-827-7275 (UBS Securities LLC) or 1-800-326-5897 (Wells Fargo Securities, LLC).